2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

February 13, 2012

Ms. Kathryn McHale

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation

Registration Statement on Form S-4

File No. 333-178703

Dear Ms. McHale:

On behalf of BFC Financial Corporation (the “Registrant”), the undersigned hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-4, as amended (hereinafter referred to as the “filing”), be accelerated so that it becomes effective at 4:00 p.m., Eastern time, or as soon thereafter as possible, on February 14, 2012.

In connection with such request, the undersigned, on behalf of the Registrant, acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments with respect to the filing or the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer